June 3, 2025

BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	23andMe Holding Co.

Request to Withdraw Registration Statement on Form S-3

File No. 333-269595

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), 23andMe Holding Co. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-269595), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), filed with the Commission on February 6, 2023.

On March 23, 2025, the Company and certain of its subsidiaries filed voluntary petitions seeking relief under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Missouri (the “Chapter 11 Cases”). In connection with the Chapter 11 Cases, the Company has determined to withdraw the Registration Statement.

No securities covered by the Registration Statement have been issued or sold. Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please provide Justin W. Chairman of Morgan, Lewis & Bockius LLP an e-mail copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available at justin.chairman@morganlewis.com. If you have any questions regarding this application, please contact Mr. Chairman by telephone at 1.215.963.5061 or by e-mail.

Respectfully,

/s/ Guy Chayoun
Guy Chayoun
Vice President, General Counsel & Corporate Secretary